WILLKIE FARR & GALLAGHER LLP	787 Seventh Avenue
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March 13, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Max Webb
Assistant Director, Office of Structured Finance, Transportation and Leisure
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0405

Re:       TransDigm Group Incorporated (formerly TD Holding Corporation)
(File No. 333-130483)

Dear Mr. Webb:

On behalf of TransDigm Group Incorporated (formerly TD Holding Corporation), a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Registration Statement (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter, dated March 10, 2006, to Mr. W. Nicholas Howley, Chairman and Chief Executive Officer of the Company.  On behalf of the Company, we hereby submit to the Commission Amendment No. 3 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff.  To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response.  We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith.  Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

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NEW YORK	WASHINGTON, DC	PARIS	LONDON	MILAN	ROME	FRANKFURT	BRUSSELS

TransDigm Group Incorporated

1.             Comment:  We note that you have listed additional underwriters on the cover page.  Please revise to identify only the lead or managing underwriters.  Refer to Item 501(b)(8)(i) of Regulation S-K.

Response:  We note that Item 501(b)(8)(i) of Regulation S-K requires that the outside front cover page of the prospectus contain disclosure of the name(s) of the lead or managing underwriter(s) and an identification of the nature of the underwriting arrangements.  We believe that because each underwriter is a signatory to the underwriting agreement and will share in the management fee portion of the gross underwriting spread, each of the underwriters identified on the cover page of the prospectus would be a “managing underwriter” for purposes of Item 501(b)(8)(i) of Regulation S-K.

2.             Comment:  We note that you have added disclosure regarding a letter from the Compensation Committee to your Chief Executive Officer dated February 24, 2006.  Please revise your disclosure to clarify what you mean by “Change of Control” and “Investor Group.” Refer to rule 421 of Regulation C.  Further, please revise to more concisely state that 974,449 new management options will immediately vest after this public offering if Warburg receives a minimum specified rate of return.  Please also quantify the specified rate of return.  Similarly, please revise your disclosure on page 33 under “Compensation Committee Letter.”  In addition, please disclose the number of new management options held by each named executive in the summary compensation table on page 69.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see pages 33 and 77).

3.             Comment:  Please revise the column “Shares Being Offered” to include the number of shares being offered by each selling stockholder to cover the overallotment option.  Currently, you list “0” for each of these selling stockholders.

Response:  We advise the Staff that none of the stockholders listed under the heading “Stockholders Selling in Principal Offering” on page 86 of the prospectus will sell any shares of common stock in the event the over-allotment option is exercised.  The stockholders who will sell shares of common stock in the event the over-allotment option is exercised are those stockholders whose names are set forth under the heading “Stockholders Selling in Over-Allotment Option” on page 86 of the prospectus.  However, the Company has revised the relevant table contained in the prospectus to clarify the foregoing (please see page 86 of the prospectus).

4.             Comment:  We note that Schedule C to the form of underwriting agreement lists Bratenahl Investments, Ltd. as one of the selling stockholders offering shares to cover the over-allotment.  Please include Bratenahl Investments, Ltd. in the table, or advise us.

Response:  Bratenahl Investments, Ltd. is an entity in which Mr. Howley holds an ownership interest.  The Company has revised the footnote contained in the selling stockholder table to include the number of shares attributable to Bratenahl Investments, Ltd that may be sold in the event the over-allotment option is exercised in full (please see page 87).

5.             Comment:  Please refer to the first full paragraph on page 110.  Please revise to disclose the number of shares reserved for sale to certain employees.  We note that the form of underwriting agreement states that 547,729 shares are reserved for the directed share program.  Please also include the total offering expenses in the third full paragraph on page 110.

Response:  The Company has revised the prospectus to comply with the Staff’s comment (please see page 109).

6.             Comment:  Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to Delaware “General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.  Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Delaware Constitution.

Response:  We have revised the opinion in accordance with the Staff’s comment.  A copy of the opinion has been filed together with the Amendment as Exhibit 5.1 thereto.

7.             Comment:  We note your response to comment 11 in our letter dated February 27, 2006; however, we reissue our previous comment.  Please refile the entire quarterly report, including the Section 906 certifications and new Section 302 certifications.  Refer to Question 9, Sarbanes-Oxley Act of 2002-Frequently Asked Questions, dated November 8, 2002 (and revised November 14, 2002).

Response:  In accordance with our discussions with the Staff, we understand that the Staff has withdrawn this comment and, therefore, TransDigm Inc. and TransDigm Holding Company are not required to re-file the referenced quarterly report or to file 906 certifications due to the fact that they are voluntary filers under the Securities Exchange Act of 1934, as amended.

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Should you have any questions regarding the foregoing or should you need further information, please call Steven J. Gartner, Cristopher Greer or the undersigned at (212) 728-8000.

Very truly yours,

/s/ Russell L. Leaf

cc:           Michael Fay, Branch Chief

Patrick Kuhn, Staff Accountant

Peggy Kim, Senior Staff Attorney

Kurt Murao, Attorney Advisor

W. Nicholas Howley, TransDigm Group Incorporated

Peter M. Labonski, Latham & Watkins

Steven J. Gartner, Willkie Farr

Cristopher Greer, Willkie Farr